CBL & ASSOCIATES PROPERTIES, INC.
CBL Center
2030 Hamilton Place Blvd., Suite 500
Chattanooga, Tennessee 37421

June 25, 2012

Ms. Sonia Barros
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3561

RE:     CBL & Associates Properties, Inc. (herein the “Company” or “CBL”)
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
SEC File No. 001-12494

Dear Ms. Barros:

This letter is in response to the additional comment contained in your letter dated May 24, 2012 regarding your review of our Form 10-K for the fiscal year ended December 31, 2011, filed February 29, 2012. This letter sets forth the Company's response to the comment, numbered to correspond to the Staff's letter.
Results of Operations
Operational Review, page 50

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We note your response to our prior comment 8 and reissue that comment in part. In future Exchange Act periodic reports, please expand your discussion of leasing results to include in such disclosure a discussion of tenant improvement costs, leasing commissions and tenant concessions. Please provide such disclosure on a square footage basis.

In reference to the first part of the Staff's comment 8 included in the letter dated March 22, 2012, we understand that the Staff's request is related to including a discussion of the additional information listed above in connection with our disclosure regarding results for new and renewed leases.

Tenant improvement costs related to renewed leases have historically not been material and, therefore, we do not believe that disclosure of the amount of such tenant improvement costs would provide material new information to investors. Our periodic reports include disclosure of the aggregate amount of tenant improvement costs for the applicable periods presented. We respectfully propose that we disclose in future filings, in addition to the aggregate amount of tenant improvement costs for the periods presented, that the amount of such tenant improvement costs related to renewed leases is not material. If we determine that the amount of tenant improvement costs related to renewed leases is material, we will disclose the related amount.

In reference to the portion of the Staff's comment regarding leasing commissions, the aggregate amount expended for leasing commissions has historically not been material. As a result, we believe that disclosure of such amounts would not provide material new information to investors. Therefore, we respectfully propose not to provide such disclosure in future filings. If we determine that the aggregate amount of leasing commissions is material, we will disclose the related amount.

In reference to the portion of the Staff's comment regarding tenant concessions, the amounts included in our leasing results disclosure are based on the contractual terms of the related leases and, therefore, include the impact of any concessions. We respectfully propose that we expand our disclosure in future filings to add a statement clarifying that the amounts included in our leasing results disclosure are based on the contractual terms of the related leases, including the impact of any rent concessions.

In connection with the response to your comment set forth above, the Company acknowledges that:

▪	it is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned or Andy Cobb in my absence at (423) 855-0001.
Sincerely,
CBL & ASSOCIATES PROPERTIES, INC.

_/s/ John N. Foy_________________
John N. Foy
Vice Chairman of the Board,
Chief Financial Officer and Treasurer

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